

June 23, 2017

Via E-Mail

Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **QIWI plc**
> **Schedule TO-T filed June 16, 2017, by Otkritie Holding JSC and**
> **Otkritie Investments Cyprus Limited**
> **SEC File No. 005-87446**

Dear Mr. Sonnenblick:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Procedures for Tendering Securities, page 13

1. We note the disclosure indicating that you may reject tenders of shares if you or your counsel determines acceptance or payment for the shares may be unlawful. Please tell us supplementally, with a view toward revised disclosure, what circumstances may lead you or your counsel to reach such a determination.

Source and Amount of Funds, page 28

2. We note disclosure indicating that you may seek external debt financing. Please confirm that if you do so prior to the expiration of the offer you will provide the disclosure called for by Item 7 of Schedule TO and Item 1007(d) of Regulation

M-A and file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A.

Conditions to the Offer, page 33

3.   We note you have defined the Minimum Condition by reference to both a number of shares and an *approximate* percentage that those shares, when added to your current holdings, would represent. Please revise your condition to make it more definite such that the condition is not within the bidders' control, which may result in the offer being illusory.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions